Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of shareholders of the Portfolio was held on March 27, 2002 to vote on

     1. Approval of a new Investment Management Agreement between the Portfolio and ING Investments, LLC (For: 57,351,861; Against:
          3,522,449);

     2. Approval of new Sub-Advisory Agreement between ING Investments, LLC and Aeltus Investment Management, Inc. (For: 57,090,335; Against:
          3,732,263);

     3.   Approval of Amended and Restated Declaration of Trust (For:
          56,579,186; Against: 3,903,419); and

     4. Approval of new Administration Agreement with ING Funds Services, LLC (For: 56,979,294; Against: 3,748,289).